KRAMER LEVIN NAFTALIS & FRANKEL LLP

March 29, 2012

Via EDGAR

Securities & Exchange Commission Division of Investment Management 100 F. Street N.E. Washington, DC 25049
Re:	Guinness Atkinson Funds (the Registrant),
Post-Effective Amendment No. 56
(File Nos. 033-75240, 811-08360)
On behalf of the Registrant, we hereby provide you with our responses to the staff’s oral comments provided by Chad Eskildsen via telephone on February 9, 2012 in connection with the above referenced Post-Effective Amendment:

Summary Prospectus:

1.           In the Fee Table, ensure that “other total expenses” are identified by sub-column and indented as necessary, and add disclosure concerning the $15 wire transfer fee.

Response:  the disclosure has been amended.

2.           In the Fee Table, consider the content of the footnote if there is no waiver.

Response:  the comment has been considered.

3.           Insert language in the Example.

Response:  the disclosure has been amended and the language added.

4.           In the Principal Risk section, add bullet point risks addressing emerging markets risk and risks of investing in small- and mid-cap securities if these are principal risks.

Response:  the disclosure has been amended to add the identified risks.

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KRAMER LEVIN NAFTALIS & FRANKEL LLP

Securities & Exchange Commission
March 29, 2012

5.           Under the Portfolio Managers heading, move the narrative disclosure about the portfolio managers to the statutory prospectus.

Response:  the disclosure has been amended.

Prospectus

6.           Reconsider the language in the “Payments to Broker-Dealers” paragraph.

Response:  the disclosure has been amended.

7.           In the Principal Investment Strategies section, consider moving language concerning futures and forward contracts to the Statement of Additional Information.

Response:  the disclosure has been amended and the language has been moved.

8.           Move the risks of investing in small- and mid-cap companies to a more prominent location in the Principal Risks disclosure.

Response:  the disclosure has been amended and the language has been moved to a more prominent location.

9.           Re-consider language in the description of the Fund Expenses.

Response:  the disclosure has been amended.

10.         Re-consider the last page of the Prospectus.

Response:  the disclosure has been amended.

Statement of Additional Information.

11.         Insert the Ticker symbol on the front cover.

Response:  the ticker symbol has been inserted.

13.         Consider whether the Fund should disclose a position on concentration.

Response:  the disclosure has been amended.

14.         Re-consider inclusion of bond rating descriptions.

1177 Avenue of the Americas   New York NY 10036-2714   Phone 212.715.9100   Fax 212.715.8000

990 Marsh Road   Menlo Park CA 94025-1949   Phone 650.752.1700   Fax 650.752.1800

47 Avenue Hoche   75008 Paris France   Phone (33-1) 44 09 46 00   Fax (33-1) 44 09 46 01

www.kramerlevin.com

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Securities & Exchange Commission
March 29, 2012

Response:  the disclosure has been amended to remove the bond ratings descriptions.

*           *           *           *

In connection with the filing of the Post-Effective Amendment, Registrant confirms that the adequacy and accuracy of the disclosure in Post-Effective Amendments is Registrant’s responsibility.  Registrant acknowledges that staff comments or changes in the disclosure in the Post-Effective Amendments in response to staff comments do not foreclose the Commission from taking any action with respect to the Post-Effective Amendments.

Registrant also represents that a staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Alexandra K. Alberstadt

AKA

Cc:  James J. Atkinson
       Trustees of the Guinness Atkinson Funds

1177 Avenue of the Americas   New York NY 10036-2714   Phone 212.715.9100   Fax 212.715.8000

990 Marsh Road   Menlo Park CA 94025-1949   Phone 650.752.1700   Fax 650.752.1800

47 Avenue Hoche   75008 Paris France   Phone (33-1) 44 09 46 00   Fax (33-1) 44 09 46 01

www.kramerlevin.com